Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

02 JUN -5 AM 11:52

Santos

82-34

02034592

SUPPL

Date: Thu 06 Jun 2002 02:40:01 AM EDT

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION
:
:

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: Weekly Drilling Report w/e June 06 2002
:
:
:

Number of pages (incl. cover sheet): 2

dlj 6/18

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Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 6th June2002

Wildcat Exploration Wells

Crocker Perkins 2

Type	Gas Exploration Wildcat	
Location	Texas USA Mikeska Project, Live Oak County,	
Status at 0500hrs 05/06/02 (Houston Time)	Drilling ahead in directional hole. The current depth is 4465m with 310m progress for the week.	
Planned Total Depth	4570m	
Interest	Santos Group	45.0 %
Operator	Santos Group	

Maleo 1

Type	Gas Exploration Wildcat	
Location	Offshore Indonesia Madura Offshore PSC, East Java Basin, 75 km E of the Oyong Field and some 140km E of Surabaya	
Status at 0500hrs 06/06/02 (Jakarta Time)	Conditioning hole prior to running 508mm surface casing. The current depth and progress for the week is 274m. Maleo 1 spudded on 04/06/02.	
Planned Total Depth	850m	
Interest	Santos Group	75.0 %
	Talisman (Madura) Ltd	25.0 %
	Santos Group	

Enquiries: Dr Graeme Bethune
General Manager Business Development and Investor Relations
ph. 08 8218 5157
fax. 08 8218 5970

During the week ending 6th June 2002 Santos Limited also participated in 14 development wells.
A complete list of Santos' drilling activity is available from www.santos.com